Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholder

Intrepid Potash, Inc.:

We consent to the use of our reports dated December 19, 2007 with respect to the consolidated balance sheet of Intrepid Mining LLC and subsidiaries as of December 31, 2006 and the related consolidated statements of income, members’ equity (deficit) and comprehensive income, and cash flows for the year then ended, as well with respect to the balance sheet of Intrepid Potash, Inc. as of December 10, 2007, both included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

KPMG LLP

Denver, Colorado

February 12, 2008